## Contact

www.linkedin.com/in/zach-fay-95214482 (LinkedIn)

## Top Skills

Game Development
Marketing Strategy
Game Design

## Certifications

Life Coach

# Zach Fay

Founder & CEO of Lightgliders | Virtual Worlds, Digital Games, Mobile Apps, Metaverse, SaaS, Kids Ministry, and Startups
St Louis, Missouri, United States

## Summary

Hi, I'm Zach. I am the founder and president of Kingdom Scene Endeavors LLC (d/b/a LIGHTGLIDERS) and the creator of its flagship product, a virtual world of Christian faith, games, and community called Lightgliders. I am a former management consultant and church youth director, who sought to encourage more meaningful conversations about faith and values among kids during the critical preteen years. This search took me on an entrepreneurial journey to design, finance, develop, launch, market, and iterate a kids product for a specific target audience. Lightgliders is the first of a multi-phase strategy to positively impact young people worldwide through virtual connectivity and metaverse applications. You can check it out by visiting www.lightgliders.com or by downloading the Lightgliders app in the iOS, GooglePlay, or AmazonApp stores. I live in St. Louis, MO, with my wife Margaret, a mental health therapist, my sons, Charlie and Jordan, and my daughter, Lois.

## Experience

### Lightgliders
Founder/CEO
2009 - Present (13 years)
St. Louis, Missouri

Design, develop, and oversee each aspect of the business and ministry.

### Swamp Fox Services
Strategy Consultant
2006 - 2017 (11 years)
Greater St. Louis Area

Consulted, coached, and led trainings for small to medium-sized businesses.

### Deloitte Consulting
Business Analyst
2004 - 2006 (2 years)

Greater New York City Area

Created and executed management solutions for large companies and organizations.

BrickHouse Entertainment
Artist Management Team
2003 - 2004 (1 year)
Nashville, Tennessee, United States

Worked with bands MercyMe, Audio Adrenaline, and others.

Greentree Community Church
Director of Student Ministries
2000 - 2003 (3 years)
Kirkwood, Missouri

Oversaw all junior high and high school ministries.

## Education

### Regent University

Master of Divinity (MDiv); Master of Business Administration (MBA) · (2006 - 2008)

### University of North Carolina at Chapel Hill

Bachelor of Science in Business Administration (BSBA) · (1996 - 2000)

### John Burroughs School

· (1990 - 1996)